INVESTMENT COMPANY BOND

	      GREAT AMERICAN INSURANCE COMPANY

    (A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS					Bond No.  234-63-40 - 01
Item 1.	Name of Insured (herein called Insured):
	Nationwide Mutual Funds/Nationwide Variable Insurance Trust

	Principal Address:
	1000 Continental Drive, Suite 400
        King of Prussia, PA 19406

Item 2.	Bond Period from 12:01 a.m. 03/15/2010 to 12:01 a.m. 03/15/2011 the
	effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

	Amount applicable to

	Insuring Agreement (A)-FIDELITY
	Insuring Agreement (B)-ON PREMISES
	Insuring Agreement (C)-IN TRANSIT
	Insuring Agreement (D)-FORGERY OR ALTERATION
	Insuring Agreement (E)-SECURITIES
	Insuring Agreement (F)-COUNTERFEIT CURRENCY
	Insuring Agreement (G)-STOP PAYMENT
	Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT
	Insuring Agreement (I)-AUDIT EXPENSE
	Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS
	Insuring Agreement (K)-UNAUTHORIZED SIGNATURES


	Limit of Liability    Deductible
	$10,000,000		$0
	$10,000,000		$50,000
	$10,000,000		$50,000
	$10,000,000		$50,000
	$10,000,000		$50,000
	$10,000,000		$50,000
	$100,000		$5,000
	$100,000  		$5,000
	$100,000		$5,000
	$10,000,000 		$50,000
	$100,000		$5,000


	Optional Insuring Agreements and Coverages

	Insuring Agreement (L)-COMPUTER SYSTEMS
	Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS

	Limit of Liability    Deductible
	$10,000,000		$50,000
	Not Covered		N/A


	If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.	Offices or Premises Covered-Offices acquired or established
	subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

Item 5.	The liability of the Underwriter is subject to the terms
	of the following riders attached hereto: Riders No. 1 and 2

Item 6.	The Insured by the acceptance of this bond gives to the
	Underwriter terminating	or cancelling prior bond(s) or policy(ies)
	No.(s) 234-63-40 - 00 such termination or cancellation to be effective as of the time this bond becomes effective.


					By: /s/ Frank Scheckton
					    ----------------------------
					    (Authorized Representative)

INVESTMENT COMPANY BOND

	The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to
	indemnify and hold harmless the	Insured for:

INSURING AGREEMENTS


(A)	FIDELITY

	Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which
	Property is held by the	Insured for any purpose or in any capacity
	and whether so held gratuitously or not and whether or not the Insured is liable therefor.Dishonest or fraudulent act(s) as used
	in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:
	(a)	to cause the Insured to sustain such loss; and
	(b)	to obtain financial benefit for the Employee, or for any
		other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.


(B)  ON PREMISES

	Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

	(1)	Loss of or damage to furnishings, fixtures, stationary,
		supplies or equipment, within any of the Insured's
		offices covered under this bond	caused by Larceny or
		theft in, or by burglary, robbery or hold-up of such office, or attempt thereat, or by vandalism or malicious mischief; or (2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of such office or attempt thereat.


(C)  IN TRANSIT

	Loss of Property (occurring with or without negligence or violence) through robbery, larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(D)	FORGERY OR ALTERATION

	Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stock-broker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring
Agreement (F) hereof whether or not coverage for Insuring Agreement
(F) is provided for in the Declarations of this bond. Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or

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with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement. Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(E)  SECURITIES

	Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

	(1)	through the Insured's having, in good faith and in the
course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired,
accepted or received, or sold or delivered,	or given any value,
extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

		(a)	counterfeited, or
		(b)	forged as to the signature of any maker, drawer,
			issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or
		(c)	raised or otherwise altered, or lost, or stolen,
			or

	(2)	through the Insured's having, in good faith and in the
course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees,endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

	Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

	The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original. Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)	COUNTERFEIT CURRENCY

	Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(G)	STOP PAYMENT

	Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

		For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer,shareholder or subscriber, or

		For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured, or any Authorized Representative of such customer, shareholder or subscriber.

(H)	UNCOLLECTIBLE ITEMS OF DEPOSIT

	Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account: or

	loss resulting from any item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

	Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible items which are deposited. This Insuring Agreement applies to all Mutual Funds with 'exchange privileges' if all Fund(s) in the exchange program are insured by a Great American Insurance Company of Cincinnati, OH for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s) the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).




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(I)	AUDIT EXPENSE

	Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the
Declarations.


(J)	TELEFACSIMILE TRANSMISSIONS

	Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

		(i)	bear a valid test key exchanged between
			the Insured and a customer or another
			financial institution with authority
			to use such test key for Telefacsimile
			instructions in the ordinary course of
			business, but which test key has been
			wrongfully obtained by a person who was
			not authorized to initiate, make, validate
			or authenticate a test key arrangement; and
		(ii)	fraudulently purport to have been sent by
			such customer or financial institution,
			but which telefacsimile instructions are transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and
			 which bear a forged signature.

			"Telefacsimile" means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

(K) 	UNAUTHORIZED SIGNATURES

	Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured's right to recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.



GENERAL AGREEMENTS


(A)	ADDITIONAL OFFICES OR EMPLOYEES-
	CONSOLIDATION OR MERGER-NOTICE

	(1)	If the Insured shall, while this bond is in force,
		establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively.
		No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

	(2)	If an Investment Company, named as Insured herein, shall,
		while this bond	is in force, merge or consolidate with,
		or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

(B)	WARRANTY

	No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

(C)	COURT COSTS AND ATTORNEYS' FEES (Applicable to all
	Insuring Agreements or Coverages now or hereafter forming part of this bond)

	The Underwriter will Indemnify the Insured against court
	costs and reasonable attorneys'	fees incurred and paid by
	the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss,

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	claim or damage which, if established against the Insured,
	would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

	(1)	an Employee admits to being guilty of any dishonest
		or fraudulent act(s), including	Larceny or
		Embezzlement; or
	(2)	an Employee is adjudicated to be guilty of any
		dishonest or fraudulent act(s), including Larceny
		or Embezzlement;
	(3)	in the absence of (1) or (2) above an arbitration
		panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

		The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding
	and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

		If the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, the liability of the Underwriter under this General Agreement is limited to that percentage of litigation expense determined by pro ration of the bond limit of liability to the amount claimed, after the application of any deductible.
	This litigation expense will be in addition to the Limit of Liability for the applicable Insuring Agreement.


(D)	FORMER EMPLOYEE

	Acts of Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.




THE FOREGOING INSURING AGREEMENTS AND
GENERAL AGREEMENTS ARE SUBJECT TO
THE FOLLOWING CONDITIONS AND
LIMITATIONS:



SECTION 1.	DEFINITIONS

	The following terms, as used in this bond, shall have the respective meanings stated in this Section:

	(a)	"Employee" means:
		(1)	any of the Insured's officers, partners, or
			employees, and
		(2)	any of the officers or employees of any
			predecessor of the Insured whose principal
			assets are acquired by the Insured by
			consolidation or merger with, or purchase of
			assets of capital stock of such predecessor,
			and (3)	attorneys retained by the Insured
			to perform legal services for the Insured and
			the employees of such attorneys while such
			attorneys or the employees of such
			attorneys are performing such services for
			the Insured, and
		(4)	guest students pursuing their studies or duties
			in any of the Insured's offices, and (5)
			directors or trustees of the Insured, the
			investment advisor, underwriter (distributor), transfer agent, or shareholder accounting
			record keeper, or administrator authorized
			by written agreement to keep financial and/or other required records, but only while
			performing acts coming within the scope of
			the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or
			have custody of or access to the Property of
			the Insured, and
		(6)	any individual or individuals assigned to
			perform the usual duties of an employee
			within the premises of the Insured by contract,
			or by any agency furnishing temporary
			personnel on a contingent or part-time basis,
			and
		(7)	each natural person, partnership or corporation
			authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who
			acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section
			(9) hereof, and
		(8)	those persons so designated in section 15, Central
			Handling of Securities, and
		(9)	any officer, partner or Employee of
			a)	an investment advisor,
			b)	an underwriter (distributor),

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			c)	a transfer agent or shareholder accounting
				record-keeper, or
			d)	an administrator authorized by written
				agreement to keep financial
				and/or other required records,
			for an Investment Company, named as Insured while
			performing acts coming 	within the scope of the
			usual duties of an officer or Employee of
			any Investment Company named as Insured	herein,
			or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only
			Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such
			Investment Company, and which is not a bank, shall be included within the definition of Employee.

			Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and (7) of
			Section 1 (a) and their partners,officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.
			Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

	(b)		"Property" means money (i.e. currency, coin,
			bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form
			and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants,
			rights, puts, calls, straddles, spreads,
			transfers, coupons, drafts, bills of
			exchange, acceptances, notes, checks,
			withdrawal orders, money orders, warehouse
			receipts, bills of lading, conditional sales
			contracts, abstracts of title, insurance
			policies, deeds, mortgages under real estate
			and/or chattels and upon interests therein,
			and assignments of such policies, mortgages
			and instruments, and other valuable papers,
			including books of account and other records
			used by the Insured in the conduct of its
			business, and all other instruments similar
			to or in the nature of the foregoing including Electronic Representations of such Instruments enumerated above (but excluding all data processing records) in which the Insured has
			an interest or in which the Insured acquired
			or should have acquired an interest by reason
			of a predecessor's declared financial condition at the time of the Insured's consolidation or merge with, or purchase of the principal assets of, such predecessor or which are held by the
			Insured for any	purpose or in any capacity and
			whether so held by the Insured for any purpose or
			in any capacity	and whether so held gratuitously
			or not and whether or not the Insured is liable
			therefor.
	(c)		"Forgery" means the signing of the name of
			another with the intent to deceive; it
			does not include the signing of one's own
			name with or without authority, in any
			capacity, or for any purpose.
	(d)		"Larceny and Embezzlement" as it applies to
			any named Insured means those acts
			as set forth in Section 37 of the Investment
			Company Act of 1940.
	(e)		"Items of Deposit" means any one or more checks
			and drafts.


SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

	(a)	loss effected directly or indirectly by means of forgery
		or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (D), (E) or (F).
	(b)	loss due to riot or civil commotion outside the United
		States of America and Canada; or loss due to	military,
		naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit
		was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting
		for the Insured in initiating such transit.
	(c)	loss, in time of peace or war, directly or indirectly
		caused by or resulting from the	effects of nuclear
		fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.
	(d)	loss resulting from any wrongful act or acts of any
		person who is a member of the Board of Directors of
		the Insured or a member of any equivalent body by whatsoever name known unless such person is also
		an Employee or an elected official, partial
		owner or partner of the Insured in some other
		capacity, nor, in any event, loss resulting from
		the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.
	(e)	loss resulting from the complete or partial nonpayment
		of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized

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		or unauthorized and whether procured in good faith or
		through trick, artifice, fraud or false pretenses,
		unless such loss is covered under Insuring Agreement
		(A), (E) or (F).
	(f)	loss resulting from any violation by the Insured or by
		any Employee (1) of law regulating (a) the
		issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or (2) of any rule or regulation made pursuant
		to any such law. unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).
	(g)	loss of Property or loss of privileges through the
		misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received
		by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance
		carried by said armored motor vehicle company for
		the benefit of users of its service, and (c) all
		other insurance and indemnity in force in whatsoever
		form carried by or for the benefit of users of said
		armored motor vehicle company's service, and then this
		bond shall cover only such excess.
	(h)	potential income, including but not limited to interest
		and dividends, not
		realized by the Insured because of a loss covered under this bond, except as included under Insuring
		Agreement (I).
	(i)	all damages of any type for which the Insured is
		legally liable, except direct compensatory damages
		arising from a loss covered under this bond.
	(j)	loss through the surrender of Property away from
		an office of the Insured as
		a result of a threat (1) to do bodily harm to any
		person, except loss of Property in transit in the
		custody of any person acting as messenger provided
		that when such 	transit was initiated there was no
		knowledge by the Insured of any such threat, or
		(2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement
		(A).
	(k)	all costs, fees and other expenses incurred by the
		Insured in establishing the existence of or amount
		of loss covered under this bond unless such indemnity
		is provided for under Insuring Agreement (I).
	(l)	loss resulting from payments made or withdrawals from
		the account of a customer of the Insured, shareholder
		or subscriber to shares involving funds erroneously credited to such account, unless such payments are
		made to or withdrawn by such depositor or
		representative of such person, who is within the
		premises of the drawee bank of the Insured or within
		the office of the Insured at the time of such payment
		or withdrawal or unless such payment
		is covered under Insuring Agreement (A).
	(m)	any loss resulting from Uncollectible Items of
		Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and teritories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

	This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections
(6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the insured by the Underwriter on account of any loss throughdishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners,officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.


SECTION 4.  LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

	This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in
such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter.
The Underwriter shall have thirty days after notice
and proof of loss within which to investigate the claim,
and this shall apply notwithstanding the loss is made up
wholly orn part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration
of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that
any action or proceeding to recover hereunder
on account of any judgment against the Insured in any
suit mentioned in General Agreement C or to recover
attorneys' fees paid in any such suit, shall be begun
within twenty-four months from the date upon which
the judgment in such suit shall become final.  If any
limitation embodied in this bond is prohibited by any
law controlling the construction hereof,such limitation
shall be deemed to be amended so as to be equal to the
minimum period of limitation permitted by such law.
	Discovery occurs when the Insured
	(a)	becomes aware of facts, or
	(b)	receives written notice of an actual or
		potential claim	by a third party which
		alleges that the Insured is liable
		under circumstance which would cause a
		reasonable person to assume that a
		loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.


SECTION 5.  VALUATION OF PROPERTY

	The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement;
and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.
	In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.


SECTION 6.  VALUATION OF PREMISES AND FURNISHINGS

	In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost or replacement or repair, such shall be determined by arbitration.


SECTION 7.  LOST SECURITIES

	If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in
Item 3 of the Declarations of this bond.
	If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.
	With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured,will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.
	With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible
Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BOND subject to the Limit of Liability hereunder.


SECTION 8. SALVAGE

	In case of recovery, whether made by the Insured or by the Underwriter, on accountof any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9.  NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY
	    AND TOTAL LIABILITY

	At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting form
	(a)	any one act of burglary, robbery or hold-up, or
		attempt thereat,
		in which no Partner or Employee is concerned
		or implicated shall be deemed to be one loss, or
	(b)	any one unintentional or negligent act on the
		part of any one person resulting in damage to
		or destruction or misplacement of Property,
		shall be deemed to be one loss, or
	(c)	all wrongful acts, other than those specified
		in (a) above, of any one person shall be
		deemed to be one loss, or
	(d)	all wrongful acts, other than those specified
		in (a) above, of one or
		more persons (which dishonest act(s) or act(s)
		of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to
		report such acts of others) whose dishonest
		act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other
		person or persons shall be deemed to be one
		loss with the act or acts of the persons aided, or
	(e)	any one casualty or event other than those
		specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations.of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.
	Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.


SECTION 10. LIMIT OF LIABILITY

	With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds, or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.


SECTION 11.  OTHER INSURANCE

	If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.


SECTION 12.  DEDUCTIBLE

	The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b),(c), (d) and (e) of Section 9, NON-REDUCTION AND NONACCUMULATION
OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible
Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.
	The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.
	There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.


SECTION 13.  TERMINATION

	The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C.
The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

	This Bond will terminate as to any one Insured,
(other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization
of the Insured, or assignment for the benefit of creditors
of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.
	This Bond will terminate as to any registered
management investment company upon the expiration of 90
days after written notice has been given to the Securities
and Exchange Commission, Washington, D.C. The Underwriter
shall refund the unearned premium computed as short rates
in accordance with the standard short rate cancellation
tables if terminated by the Insured or pro rata if
terminated for any other reason.
	This Bond shall terminate
	(a)	as to any Employee as soon as any partner,
		officer or supervisory Employee of the
		Insured, who is not in 	collusion with
		such Employee, shall learn of any dishonest
		or fraudulent act(s), including Larceny
		or Embezzlement on the part of such Employee
		without prejudice to the loss of any Property then in transit in the custody of such
		Employee and upon the expiration of ninety
		(90) days after written	notice has been
		given to the Securities and Exchange Commission, Washington, D.C. (See Section 16[d]) and to
		the Insured Investment Company, or
	(b)	as to any Employee 90 days after receipt by
		each Insured and by the Securities and
		Exchange Commission of a written notice
		from the Underwriter of its desire to
		terminate this bond as to such Employee, or
	(c) 	as to any person, who is a partner,
		officer or employee of any Electronic Data
		Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge of information that such person has committed any dishonest or fraudulent act(s), including Larceny or
	Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.


SECTION 14.  RIGHTS AFTER TERMINATION OR CANCELLATION

	At any time prior to the termination or cancellation of
this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that if desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to
the effective date of such termination or cancellation and
shall pay an additional premium therefor.
	Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto: provided, however, that such additional period of time shall terminate immediately;
	(a)	on the effective date of any other insurance
		obtained by the Insured, its successor in
		business or any other party, replacing
		in whole or in part the insurance afforded
		by this bond, whether or not such other
		insurance provides coverage for loss sustained
		prior to its effective date, or
	(b)	upon takeover of the Insured's business by any
		State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.
	The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.


SECTION 15.  CENTRAL HANDLING OF SECURITIES

	Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.
	The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest
Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.
	The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy if insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.
	For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporation shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.
	This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(Es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.


SECTION 16.  ADDITIONAL COMPANIES INCLUDED AS INSURED

	If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:
	(a)	the total liability of the Underwriter hereunder
		for loss
		or losses sustained by any one or more or all
		of them shall not exceed the limit for which
		the Underwriter would be liable hereunder if
		all such loss were sustained by any one of them.
	(b)	the one first named herein shall be deemed
		authorized to make, adjust and receive and
		enforce payment of all claims hereunder and
		shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted
		to be given by the terms hereof, provided
		that the Underwriter shall furnish each
		named Investment Company with a copy of
		the bond and with any amendment thereto,
		together with a copy of each formal filing
		of the settlement of each such claim prior
		to the execution of such settlement,
	(c)	the Underwriter shall not be responsible for
		the proper
		application of any payment made hereunder
		to said	first named Insured,
	(d)	knowledge possessed or discovery made by
		any partner,
		officer or supervisory Employee of any
		Insured shall
		for the purpose of Section 4 and Section 13
		of this bond
		constitute knowledge or discovery by all the
		Insured, and
	(e)	if the first named Insured ceases for any
		reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.


SECTION 17.  NOTICE AND CHANGE OF CONTROL

	Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control
(as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:
	(a)	the names of the transferors and transferees
		(or the names of the beneficial owners if the voting securities are requested in another name), and
	(b)	the total number of voting securities owned by the
		transferors and the transferees (or the beneficial owners), both immediately before and after the transfer,
		 and
	(c)	the total number of outstanding voting securities.
	As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.
	Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.
	Such notice is not required to be given in the case of an Insured which is an Investment Company.


SECTION 18.  CHANGE OR MODIFICATION

	This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's
Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D. C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.


Page 10 of 10
RIDER NO. 1

JOINT INSURED LIST

To be attached to and form part of Bond No. 234-63-40 - 01

In favor of Nationwide Mutual Funds/Nationwide Variable Insurance Trust

It is agreed that:

1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

NATIONWIDE MUTUAL FUNDS consisting of:
Nationwide Bond Fund
Nationwide Bond Index Fund
Nationwide Enhanced Income Fund
Nationwide Fund
Nationwide Government Bond Fund
Nationwide Growth Fund
Nationwide International Index Fund
Nationwide International Value Fund
Nationwide Investor Destinations Aggressive Fund
Nationwide Investor Destinations Conservative Fund
Nationwide Investor Destinations Moderate Fund
Nationwide Investor Destinations Moderately Aggressive Fund
Nationwide Investor Destinations Moderately Conservative Fund
Nationwide Large Cap Value Fund
Nationwide Mid Cap Market Index Fund
Nationwide U.S. Small Cap Value Fund
Nationwide Money Market Fund
Nationwide S&P 500 Index Fund
Nationwide Short Duration Bond Fund
Nationwide Small Cap Index Fund
Nationwide Value Fund
Nationwide Destination 2010 Fund
Nationwide Destination 2015 Fund
Nationwide Destination 2020 Fund
Nationwide Destination 2025 Fund
Nationwide Destination 2030 Fund
Nationwide Destination 2035 Fund
Nationwide Destination 2040 Fund
Nationwide Destination 2045 Fund
Nationwide Destination 2050 Fund
Nationwide Retirement Income Fund

NATIONWIDE VARIABLE INSURANCE TRUST consisting of:
Alliancebernstein NVIT Global Fixed Income Fund
American Century NVIT Multi Cap Value Fund
American Funds NVIT Asset Allocation Fund
American Funds NVIT Bond Fund
American Funds Global Growth Fund
American Funds NVIT Growth Fund
American Funds Growth Income Fund
Federated NVIT High Income Bond Fund
Gartmore NVIT Developing Markets Fund
Gartmore NVIT Emerging Markets Fund
Gartmore NVIT Global Utilities Fund
Gartmore NVIT International Equity Fund
Gartmore NVIT Worldwide Leaders Fund
Neuberger Berman NVIT Multi Cap Opportunities Fund
Neuberger Berman NVIT Socially Responsible Fund
NVIT Global Financial Services Fund
NVIT Health Sciences Fund
NVIT Technology and Communications Fund
NVIT Government Bond Fund
NVIT Growth Fund
NVIT Investor Destinations Aggressive Fund
NVIT Investor Destinations Conservative Fund
NVIT Investor Destinations Moderate Fund
NVIT Investor Destinations Moderately Aggressive Fund
NVIT Investor Destinations Moderately Conservative Fund
NVIT Investor Destinations Capital Appreciation Fund
NVIT Investor Destinations Balanced Fund
NVIT U.S. Growth Leaders Fund
NVIT Bond Index Fund
NVIT Cardinal Aggressive Fund
NVIT Cardinal Balanced Fund
NVIT Cardinal Capital Appreciation Fund
NVIT Cardinal Conservative Fund
NVIT Cardinal Moderate Fund
NVIT Cardinal Moderately Aggressive Fund
NVIT Cardinal Moderately Conservative Fund
NVIT Core Bond Fund
NVIT Core Plus Bond Fund
NVIT Enhanced Income Fund
NVIT International Index Fund
NVIT Mid Cap Index Fund
NVIT Money Market Fund

NVIT Money Market Fund II
NVIT Nationwide Fund
NVIT Nationwide Leaders Fund
NVIT S&P 500 Index Fund
NVIT Short Term Bond Fund
NVIT Multi Manager International Growth Fund
NVIT Multi Manager Large Cap Growth Fund
NVIT Multi Manager Large Cap Value Fund
NVIT Multi Manager Mid Cap Value Fund
NVIT Multi Manager Mid Cap Growth Fund
NVIT Multi Manager International Value Fund
NVIT Multi Manager Small Cap Growth Fund
NVIT Small Cap Index Fund
NVIT Multi Manager Small Cap Value Fund
NVIT Multi Manager Small Company Fund
NVIT Multi Sector Bond Fund
Oppenheimer NVIT Large Cap Growth Fund
Templeton NVIT International Value Fund
Van Kampen NVIT Comstock Value Fund
Van Kampen NVIT  Real Estate Fund


2. This rider shall become effective as of 12:01 a.m.on 03/15/2010 standard time.



	By: /s/	Frank Scheckton
	    ----------------------------
	    (Authorized Representative)

RIDER NO. 2

INSURING AGREEMENT L


To be attached to and form part of Bond No.  234-63-40 - 01

in favor of Nationwide Mutual Funds/Nationwide Variable Insurance Trust

It is agreed that:

1.	The attached bond is amended by adding an additional
	Insuring Agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)	entry of data into, or
(2)	change of data elements or programs within

a Computer System; provided that fraudulent entry or change causes

	(a)	Property to be transferred, paid or delivered,
	(b)	an account of the Insured, or of its customer,
		to be added, deleted, debited or credited, or
	(c)	an unauthorized account or a fictitious account
		to be debited or credited;

(3)	voice instruction or advices having been transmitted to
	the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

	(i)	cause the Insured or its agent(s) to sustain a loss,
		and
	(ii)	obtain financial benefit for that individual or for
		other persons intended by that individual to receive
		financial benefit,
	(iii)	and further provided such voice instructions or advices:

	(a)	were made by a person who purported to represent an
		individual authorized to make such voice instructions or advices; and (b) were electronically recorded by the Insured or its agent(s).

(4)	It shall be a condition to recovery under the Computer Systems
	Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error omission of any Employee(s) or agent(s) of the Insured.


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SCHEDULE OF SYSTEMS

Insureds Proprietary System

2.	As used in this Rider, Computer System means:

	(a)	computers with related peripheral components, including
		 storage components, wherever located,
	(b)	systems and applications software,
	(c)	terminal devices,
	(d)	related communication networks or customer communication
		systems, and
	(e)	related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3.	In addition to the exclusion in the attached bond, the following
	exclusions are applicable to this Insuring Agreement:

	(a)	loss resulting directly or indirectly from the theft of
		confidential information, material or data: and (b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software
		contractor (or 	by a partner, officer or employee thereof)
		authorized by the Insured to design, develop, 	prepare,
		supply service, write or implement programs for the Insured's Computer System.

4.	The following portions of the attached bond are not applicable
	to this Rider:

	(a)	the initial paragraph of the bond preceding the Insuring
		Agreements which reads "...at 	any time but discovered
		during the Bond Period."
	(b)	Section 9-NON-REDUCTION AND NON-ACCUMULATION OF
		 LIABILITY AND 	TOTAL LIABILITY
	(c)	Section 10-LIMIT OF LIABILITY

5.	The coverage afforded by this rider applies only to loss discovered
	by the Insured during the period this Rider is in force.

6.	All loss or series of losses involving the fraudulent activity of
	one individual, or involving fraudulent activity in which one
	individual is implicated, whether or not that individual is
	specifically identified, shall be treated as one loss.  A series
	of losses involving unidentified individuals but arising from
	the same method of operation may be deemed by the Underwriter
	to involve the same individual and in that event shall be treated as one loss.

7.	The Limit of Liability for the coverage provided by this Rider
	shall be Dollars, $10,000,000.

8.	The Underwriter shall be liable hereunder for the amount by which
	one loss shall be in excess of $50,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

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9.	If any loss is covered under this Insuring Agreement and any
	other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10.	Coverage under this Rider shall terminate upon termination or
	cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without cancelling the bond as an entirety:

	(a)	90 days after receipt by the Insured of written notice from
		the Underwriter of its desire to terminate or cancel coverage under this Rider, or
	(b)	immediately upon receipt by the Underwriter of a written
		request from the Insured to terminate or cancel coverage under this Rider.

	The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at shore rates if this Rider is terminated or cancelled or reduces by notice from, or at the instance of the Insured.

11.	Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions
	and Limitations of this bond is amended by adding the following sentence:

        "Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions or advices."

12.	Notwithstanding the foregoing, however, coverage afforded by the
	Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13.	This rider shall become effective as of 12:01 a.m. on 03/15/2010
	standard time.












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